September 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Belpointe PREP, LLC Form 10-K for the fiscal year ended December 31, 2023 Filed March 29, 2024 File No. 001-40911

Ladies and Gentlemen:

On behalf of Belpointe PREP, LLC, a Delaware limited liability company (the “Company”), we are submitting this letter in response to a letter, dated September 10, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year end December 31, 2023, filed with the Commission on March 29, 2024 (the “Form 10-K”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Form 10-K and amendments to each of the Company’s Forms 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024, filed with the Commission on May 14, 2024 and August 14, 2024, respectively (collectively, the “Amendments”) in response to the Staff’s comment.

The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the fiscal year ended December 31, 2023

Exhibits

1.	We note that your certifications filed as Exhibit 31 exclude internal control over financial reporting language within the introductory sentence of paragraph 4. Please file a full amendment to your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

The Company respectfully acknowledges the Staff’s comment and has revised its certifications in each of the Amendments to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

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1270 Avenue of the Americas, Suite 2800 ♦ New York, NY 10020 ♦ Phone: (212) 980-7200 ♦ Fax: (212) 980-7292
CALIFORNIA DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

September 20, 2024

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	Brandon Lacoff, Belpointe PREP, LLC Martin Lacoff, Belpointe PREP, LLC